[redacted]

12012339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington DC
125

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-50200 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

| Des Moines | Iowa | 50392 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin (515) 362-1345
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1111-1310672

## Oath or Affirmation

I, Tracy W. Bollin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Principal Funds Distributor, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

NOTARIAL SEAL IOWA
ELLEN SMITH
Commission Number 701158
My Commission Expires
Jan - 11 2015

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 18a-5.

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Funds Distributor, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Principal Funds Distributor, Inc.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

## Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 20, 2012

1111-1310672

## Principal Funds Distributor, Inc.

## Statements of Financial Condition

| | December 31 | | | |
|---|---|---|---|---|
| | | 2011 | | 2010 |
| **Assets** | | | | |
| Cash and cash equivalents | $ | **32,861,212** | $ | 26,126,431 |
| Receivables: | | | | |
| Affiliates | | **9,096,176** | | 9,168,809 |
| Others | | **119,519** | | 187,913 |
| Total receivables | | **9,215,695** | | 9,356,722 |
| | | | | |
| Deferred sales commissions, net of amortization of $93,499,385 and $67,415,112 in 2011 and 2010, respectively | | **13,407,790** | | 18,952,268 |
| Income tax receivable under tax allocation agreement | | **7,697,183** | | 7,448,344 |
| Other assets | | **235,159** | | 239,971 |
| Total assets | $ | **63,417,039** | $ | 62,123,736 |
| | | | | |
| **Liabilities and stockholder's equity** | | | | |
| Liabilities: | | | | |
| Accounts payable and accrued expenses | $ | **8,809,529** | $ | 8,158,098 |
| Deferred income tax liability, net | | **559,403** | | 3,119,742 |
| Payables: | | | | |
| Principal Life Insurance Company | | **8,679,321** | | 7,394,686 |
| Other affiliates | | **2,922,949** | | 2,820,914 |
| Total liabilities | | **20,971,202** | | 21,493,440 |
| | | | | |
| Stockholder's equity: | | | | |
| Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares | | **100,000** | | 100,000 |
| Additional paid-in capital | | **290,351,109** | | 243,195,390 |
| Accumulated deficit | | **(248,005,272)** | | (202,665,094) |
| Total stockholder's equity | | **42,445,837** | | 40,630,296 |
| Total liabilities and stockholder's equity | $ | **63,417,039** | $ | 62,123,736 |

*See accompanying notes.*

## Principal Funds Distributor, Inc.

## Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | **2011** | **2010** |
| **Revenues** | | |
| Distribution fees (12b-1 fees) | **$ 109,388,458** | $ 99,236,550 |
| Underwriting fees | **5,266,309** | 5,453,111 |
| Contingent deferred sales charges | **3,318,830** | 3,699,700 |
| Total revenues | **117,973,597** | 108,389,361 |
| **Expenses** | | |
| Distribution expenses (12b-1 fees) | **91,020,671** | 80,098,724 |
| Compensation and related expenses | **45,437,727** | 42,167,101 |
| Amortization of deferred sales commissions | **26,084,273** | 22,731,548 |
| General and administrative expenses | **30,783,498** | 27,083,703 |
| Total expenses | **193,326,169** | 172,081,076 |
| Loss before income tax benefit | **(75,352,572)** | (63,691,715) |
| Income tax benefit | **30,096,021** | 24,742,852 |
| Net loss | **$ (45,256,551)** | $ (38,948,863) |

*See accompanying notes.*

## Principal Funds Distributor, Inc.

## Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2010 | $ 100,000 | $ 207,210,756 | $ (163,674,255) | $ 43,636,501 |
| Net loss | – | – | (38,948,863) | (38,948,863) |
| Capital contributions in the form of forgiveness of allocated stock-based compensation expense | – | 984,634 | (41,976) | 942,658 |
| Capital contributions from Principal Management Corporation | – | 35,000,000 | – | 35,000,000 |
| Balance at December 31, 2010 | 100,000 | 243,195,390 | (202,665,094) | 40,630,296 |
| Net loss | | | **(45,256,551)** | **(45,256,551)** |
| Capital contributions in the form of forgiveness of allocated stock-based compensation expense | – | **1,155,719** | **(83,627)** | **1,072,092** |
| Capital contributions from Principal Management Corporation | – | **46,000,000** | – | **46,000,000** |
| Balance at December 31, 2011 | **$ 100,000** | **$ 290,351,109** | **$ (248,005,272)** | **$ 42,445,837** |

*See accompanying notes.*

## Principal Funds Distributor, Inc.

### Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | **2011** | **2010** |
| **Operating activities** | | |
| Net loss | **$ (45,256,551)** | $ (38,948,863) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization of deferred sales commissions | **26,084,273** | 22,731,548 |
| Allocation of stock-based compensation | **1,155,719** | 984,634 |
| Equity distribution in the form of common stock to employees | **(83,627)** | (41,976) |
| Deferred tax expense | **(2,560,339)** | (1,321,079) |
| Sales commissions deferred | **(20,539,795)** | (22,314,885) |
| Changes in operating assets and liabilities: | | |
| Income tax receivable under tax allocation agreement | **(248,839)** | (1,243,935) |
| Receivables from affiliates | **72,633** | (1,223,375) |
| Other receivables | **68,394** | 1,309 |
| Other assets | **4,812** | (19,992) |
| Accounts payable and accrued expenses | **651,431** | 1,242,027 |
| Payable to Principal Life Insurance Company | **1,284,635** | 1,006,284 |
| Payable to other affiliates | **102,035** | 429,383 |
| Net cash used in operating activities | **(39,265,219)** | (38,718,920) |
| **Financing activities** | | |
| Capital contributions from Principal Management Corporation | **46,000,000** | 35,000,000 |
| Net cash provided by financing activities | **46,000,000** | 35,000,000 |
| Net increase (decrease) in cash and cash equivalents | **6,734,781** | (3,718,920) |
| Cash and cash equivalents at beginning of year | **26,126,431** | 29,845,351 |
| Cash and cash equivalents at end of year | **$ 32,861,212** | $ 26,126,431 |

*See accompanying notes.*

## 1. Organization

### Organization and Nature of Business

Principal Funds Distributor, Inc. (the Company) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Principal Financial Group, Inc. (PFG). The Company serves as the principal contracted distributor of the Principal Mutual Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

## 2. Recent Accounting Pronouncements

In May 2011, the FASB issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance will be effective for us on January 1, 2012, and is not expected to have a material impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

**2. Recent Accounting Pronouncements (continued)**

The Company uses fair value measurements to record fair value of cash equivalents. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include money market mutual funds.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

**Valuation Hierarchy**

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure the fair value of cash equivalents. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2011 and 2010.

**2. Recent Accounting Pronouncements (continued)**

Assets measured at fair value on a recurring basis are summarized below. The Company does not have any liabilities measured at fair value.

| | As of December 31, 2011 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Cash equivalents | $ 2,424,715 | $ 2,424,715 | $ – | $ – |
| Total assets | $ 2,424,715 | $ 2,424,715 | $ – | $ – |

| | As of December 31, 2010 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Cash equivalents | $ 2,424,715 | $ 2,424,715 | $ – | $ – |
| Total assets | $ 2,424,715 | $ 2,424,715 | $ – | $ – |

**Transfers**

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the years ended December 31, 2011 and 2010.

**3. Summary of Significant Accounting Policies**

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. It is possible that actual experience could differ from the estimates utilized.

## 3. Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

### Deferred Sales Commission

Commission costs related to sales of Class B, Class C, Class J and certain Class A shares are capitalized. Deferred sales commissions related to Class B shares are amortized over a period of five years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class J are amortized over an 18 month period. Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

### Federal and State Taxes on Income

The Company's results of operations are included in the consolidated federal and combined state income tax returns of PFG. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

### Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

**3. Summary of Significant Accounting Policies (continued)**

**Subsequent Events**

The Company's management has evaluated all subsequent events through February 20, 2012, which is the date that the financial statements were issued.

**4. Related-Party Transactions**

As set forth in the statements of operations, the Company receives distribution (Rule 12b-1) and shareholder servicing fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $9,096,176 and $9,168,809 at December 31, 2011 and 2010, respectively.

Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of rule 12b-1 are listed as distribution fees (12b-1 fees) and fees paid to selling broker dealers are listed as distribution expenses (12b-1 fees). The Company is affiliated with Princor Financial Services Corporation (PFSC) through common ownership and management. Distribution expenses (12b-1 fees) paid to PFSC for the sale of shares of the Funds totaled $34,500,710 and $30,177,126 for the years ended December 31, 2011 and 2010, respectively.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company (PLIC). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2011 and 2010, were $89,832,333 and $75,459,171, respectively.

## 4. Related-Party Transactions (continued)

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,155,719 and $984,634 to the Company for the years ended December 31, 2011 and 2010, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

## 5. Leases

As of December 31, 2011, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

| | |
|---|---|
| 2012 | $ 559,268 |
| 2013 | 576,046 |
| 2014 | 593,327 |
| 2015 | 199,715 |
| 2016 | – |
| Thereafter | – |
| | $ 1,928,356 |

Rent expense for 2011 and 2010 totaled $507,448 and $567,185, respectively.

## 6. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2011 and 2010, consists of the following:

| | Year Ended December 31 | |
|---|---|---|
| | **2011** | **2010** |
| Current: | | |
| Federal | **$ (22,958,843)** | $ (20,215,930) |
| State | **(4,576,839)** | (3,205,843) |
| | **(27,535,682)** | (23,421,773) |
| Deferred: | | |
| Federal | **(1,340,228)** | (62,714) |
| State | **(1,220,111)** | (1,258,365) |
| | **(2,560,339)** | (1,321,079) |
| Income tax benefit | **$ (30,096,021)** | $ (24,742,852) |

**6. Income Taxes (continued)**

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in the consolidated federal and state income tax returns filed by PFG. The companies have adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company.

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2011 and 2010, were as follows:

| | December 31 | |
|---|---|---|
| | **2011** | **2010** |
| Deferred tax assets: | | |
| Benefit and medical plan contribution | **$ 1,136,592** | $ 1,379,737 |
| Deferred sales commission | – | (33,020) |
| Annual incentive plan | – | 21,772 |
| State net operating loss | **1,811,116** | 1,280,609 |
| Other deferred tax assets | **286,349** | 141,561 |
| Total deferred tax assets | **3,234,057** | 2,790,659 |
| | | |
| Deferred tax liabilities: | | |
| Deferred sales commissions | **(3,698,926)** | (5,813,933) |
| Other deferred tax liabilities | **(94,534)** | (96,468) |
| Total deferred tax liabilities | **(3,793,460)** | (5,910,401) |
| Net deferred tax liability | **$ (559,403)** | $(3,119,742) |

**7. Contingencies**

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory bodies regularly make inquires and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of the Principal Funds, Inc. and Strategic Asset Management (SAM) Portfolio in the United States District Court for the Southern District of Iowa against Principal Management Corporation, Principal Global Investors, LLC, and Principal Funds Distributor, Inc. (the Principal Defendants). The lawsuit alleges the Principal Defendants breached their fiduciary duty under Section 36(b) of the Investment Company Act by charging advisory fees and distribution fees that were excessive. The Principal Defendants are aggressively defending the lawsuit.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

**8. Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2011, the Company had net capital of $15,268,027 which was $15,018,027 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

# Supplemental Information

## Principal Funds Distributor, Inc.

## Computation of Net Capital – Part IIA

December 31, 2011

### Computation of Net Capital

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from statement of financial condition | | $ 42,445,837 |
| 2. | Deduct ownership equity not allowable for net capital | | – |
| 3. | Total ownership equity qualified for net capital | | 42,445,837 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | – |
| | B. Other (deductions) or allowable credits | | – |
| 5. | Total capital and allowable subordinated liabilities | | 42,445,837 |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from statement of financial condition (Notes B and C) | $ 27,129,315 | |
| | B. Secured demand note deficiency | – | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | – | |
| | D. Other deductions and/or charges | – | (27,129,315) |
| 7. | Other additions and/or allowable credits | | – |
| 8. | Net capital before haircuts on securities positions | | 15,316,522 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | |
| | A. Contractual securities commitments | – | |
| | B. Subordinated securities borrowings | – | |
| | C. Trading and investment securities: | | |
| | 1. Exempted securities | – | |
| | 2. Debt securities | – | |
| | 3. Options | – | |
| | 4. Other securities | 48,495 | |
| D. | Undue concentration | – | |
| E. | Other | – | (48,495) |
| 10. | Net capital | | $ 15,268,027 |

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA (continued)

## Computation of Alternate Net Capital Requirement

Part B

| | | |
|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ – |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 250,000 |
| 24. | Net capital requirement (greater of line 22 or 23) | 250,000 |
| 25. | Excess net capital (line 10 less 24) | 15,018,027 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | 14,968,027 |

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

| | |
|---|---|
| If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only) | |
| A. (k)(1) – Limited business (mutual funds and/or variable annuities only) | X |
| B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained | |
| C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: | |
| D. (k)(3) – Exempted by order of the Commission | |

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2011.

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